UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934
Commission File Number 0-23038
CORRECTIONAL SERVICES CORPORATION

(Exact name of registrant as specified in its charter)
1819 MAIN STREET
SARASOTA, FLORIDA 34236
(941) 953-9199

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1
     Pursuant to the requirements of the Securities Exchange Act of 1934, Correctional Services Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 16, 2005	By:	/s/ John J. Bulfin
		Name:	John J. Bulfin
		Title:	Secretary